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WESTERN WIND ENERGY CORP.
632 Foster Avenue Coquitlam, BC V3J 2L7	Telephone: 604.781.4192 Facsimile: 604.939.1292 www.westernwindenergy.com

N E W S   R E L E A S E

May 16, 2005

Toronto Stock Exchange (Venture) Symbol: "WND" Issued and Outstanding: 15,910,083

DEBT FINANCING FOR DARK HARBOUR WINDFARM

The Company is pleased to announce that The Manufacturers Life Insurance Company ("Manulife") is prepared to provide $29.7 million of construction and term debt financing for the 20 MW Dark Harbor Wind Farm in New Brunswick, subject to the satisfaction of certain conditions.

The balance of the project financing, $8.2 million (not including letter of credit of $1.5 million for the debt service reserve account), will be obtained by way of a private placement of the equity of Western Wind Energy Corporation. Such private placement will be in the form of common shares and convertible preferred shares. Western Wind will offer these securities to select institutional and accredited investors.

Western Wind continues to work with Clean Power Income Fund on the equity portion of the financing and is committed to working with Clean Power in the wind energy sector.

Jeff Ciachurski, President of Western Wind Energy Corporation states "We are pleased by this win-win arrangement. Western Wind Energy benefits from the direct ownership of a 100% interest in and to the Grand Manan project and Clean Power benefits substantially through its relationship with Western Wind Energy Corporation, enjoying all of the benefits of our California and Arizona projects, as well as our new initiatives in New York and New England."

The Company also wishes to announce that Mr. Ron Gross has been appointed to the Company as Vice-President, Capital Markets. Mr. Gross has 20 years experience in the Institutional Research and Equity markets during which he developed long term, significant relationships with Tier-One Institutional Investors in Boston, New York City, and San Francisco. His experience includes being the Lead Institutional participant in over 20 IPO's and secondary's in a diverse range of companies and industries. Clients include three of Nelson's top performing micro-cap and small-cap managers over the past 15 years. Mr. Gross states " I am impressed with Western Wind's track record of securing over $760 million dollars in Power Purchase Agreements during the past 12 months. In addition to commencing construction and development at these projects Western Wind is in a position to secure many more agreements within the same time frame." The company will grant 250,000 share purchase options @ 1.65 per share subject to regulatory approval.

During the past year, Western Wind Energy has executed 155 megawatts of power purchase agreements for the procurement of wind energy electrical generation, from three separate utilities. The Company was the first to execute a "wind" PPA in the Province of New Brunswick, Canada, the first to execute a "wind" PPA in the State of Arizona, and in California, is expanding from management's 24-year continuous operating history in the Tehachapi Pass.

The Company is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. The Company conducts its operations through wholly owned subsidiaries in Arizona, California and, in Canada, in the province of New Brunswick. Management of the Company includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

                ON BEHALF OF THE BOARD OF DIRECTORS

                "Jeffrey Ciachurski"

                 Jeffrey J. Ciachurski

                 President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.